

September 10, 2025

Susan Wyrick
Acting Chief Financial Officer
Sana Biotechnology, Inc.
188 East Blaine Street
Suite 400
Seattle, WA 98102

> **Re:** **Sana Biotechnology, Inc.**
> **Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2024**
> **Filed March 17, 2025**
> **File No. 001-39941**

Dear Susan Wyrick:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Jennifer D. Knapp, Esq.